NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 08, 2024, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 2, 2024 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Main Street 2000 Proprietary Limited, a private company incorporated in the Republic of South Africa and a wholly owned subsidiary of Powerfleet will acquire all of the issued ordinary shares of MiX Telematics Limited, including the ordinary shares represented by the Company's American Depositary Shares, through the implementation of a scheme of arrangement (effective April 2, 2024) ,in exchange for shares of common stock, par value $0.01 per share, of Powerfleet. As a result of the transactions, including the scheme of arrangement, contemplated by the Agreement, the Company will become an indirect, wholly owned subsidiary of Powerfleet. Each American Depositary Shares (each representing 25 Ordinary Shares) will be converted into 3.19056 shares of PowerFleet, Inc. Common Stock, without interest, less any applicable fee, and tax. To facilitate the transaction and to synchronize with local market practice, the last day of trading for MiX Telematics Limited American Depositary Shares ("MIXT") was March 25, 2024. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on March 26, 2024.